Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership
Nukkleus Limited	Bermuda	100% by Nukkleus, Inc.
Nukkleus Malta Holding Ltd.	Malta	100% by Nukkleus, Inc.
Nukkleus Exchange Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.
Nukkleus Payments Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.